UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                                BEA Systems, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                    073325102
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                           Icahn Capital Management LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 2, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /
3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            43,320,017 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            43,320,017 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            43,320,017 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.05%

14 TYPE OF REPORTING PERSON*
            IN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            8,664,001 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            8,664,001 (includes Shares underlying call options. See Item 5)

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,664,001 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.21%  (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            8,664,001 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            8,664,001 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,664,001 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.21% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /
3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            8,664,001 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            8,664,001 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,664,001 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.21% (includes Shares underlying call options. See Item 5)


14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            15,064,889 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            15,064,889 (includes Shares underlying call options. See Item 5)

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            15,064,889 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.84% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund II LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) /  /
             (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            4,945,822 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            4,945,822 (includes Shares underlying call options. See Item 5)

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,945,822 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.26% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund III LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) /  /
             (b) / /
3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            1,872,033 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            1,872,033 (includes Shares underlying call options. See Item 5)

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,872,033 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.48% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Offshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            21,882,744 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            21,882,744 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            21,882,744 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.58% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Partners LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            12,773,272 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            12,773,272 (includes Shares underlying call options. See Item 5)

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            12,773,272 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.26% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
              Icahn Onshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /
3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            12,773,272 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            12,773,272 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            12,773,272 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.26% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
             Icahn Partners Holding LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /
3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            34,656,016 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            34,656,016 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            34,656,016 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.84% (includes Shares underlying call options. See Item 5)


14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            IPH GP LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /
3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            34,656,016 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            34,656,016 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            34,656,016 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.84% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No.  073325102

1.       NAME OF REPORTING PERSON
            Icahn Enterprises Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)               /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
            0

8        SHARED VOTING POWER
            34,656,016 (includes Shares underlying call options. See Item 5)

9        SOLE DISPOSITIVE POWER
            0

10       SHARED DISPOSITIVE POWER
            34,656,016 (includes Shares underlying call options. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            34,656,016 (includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /  /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.84% (includes Shares underlying call options. See Item 5)


14       TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1.       NAME OF REPORTING PERSON
            Icahn Enterprises G.P. Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)               /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
            0

8        SHARED VOTING POWER
            34,656,016 (includes Shares underlying call options. See Item 5)

9        SOLE DISPOSITIVE POWER
            0

10       SHARED DISPOSITIVE POWER
            34,656,016 (includes Shares underlying call options. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            34,656,016 (includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /  /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.84% (includes Shares underlying call options. See Item 5)

14       TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  073325102

1        NAME OF REPORTING PERSON
            Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)               /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
            0

8        SHARED VOTING POWER
            34,656,016 (includes Shares underlying call options. See Item 5)

9        SOLE DISPOSITIVE POWER
            0

10       SHARED DISPOSITIVE POWER
            34,656,016 (includes Shares underlying call options. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            34,656,016 (includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /  /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.84% (includes Shares underlying call options. See Item 5)


14       TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on September 14, 2007 by the Reporting Persons (the "Initial 13D"), as amended by the Amendment No. 1 to the Initial 13D, filed on September 20, 2007, with respect to the shares of Common Stock, par value $.001 (the "Shares"), issued by BEA Systems, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 2. Identity and Background

     Item 2 of the Initial 13D is hereby amended by the addition of the following:

     On September 17, 2007, as a result of filing a Certificate of Amendment to Certificate of Limited Partnership of American Real Estate Holdings Limited Partnership, American Real Estate Holdings Limited Partnership amended and changed its name to Icahn Enterprises Holdings L.P. ("Icahn Enterprises"). On September 17, 2007, as a result of filing a Certificate of Amendment to Certificate of Incorporation of American Property Investors, Inc., American Property Investors, Inc. amended and changed its name to Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP").

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Initial 13D is hereby amended and restated in its entirety as follows:

     The aggregate purchase price of the 43,320,017 Shares (including 26,047,147 options to purchase Shares) purchased by High River, Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners, collectively, was $351,174,978
(including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

         (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 43,320,017 Shares (including Shares underlying call options), representing approximately 11.05% of the Issuer's outstanding Shares (based upon the 392,002,200 Shares stated to be outstanding as of May 31, 2006 by the Issuer in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 9, 2006, which appears to the Issuer's most recent statement as to number of outstanding shares).

         (b) High River has sole voting power and sole dispositive power with regard to 8,664,001 Shares (including Shares underlying call options). Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 15,064,889 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 4,945,822 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 1,872,033 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 12,773,272 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Carl
C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

         Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn
Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master II (as disclosed in Item
2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master II directly beneficially owns. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master III (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., Eastern Standard Time, on October 2, 2007. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


NAME                     DATE           SHARES PURCHASED        PRICE PER SHARE/
                                             (SOLD)              EXERCISE PRICE
--------------------------------------------------------------------------------
                                   HIGH RIVER
--------------------------------------------------------------------------------

High River             August 3, 2007      160,000                   12.3429
----------------- -------------------- --------------------- -------------------
High River             August 6, 2007      257,715                   11.8142
----------------- -------------------- --------------------- -------------------
High River             August 7, 2007      281,212                   11.5235
----------------- -------------------- --------------------- -------------------
High River             August 8, 2007      840,000                   11.7798
----------------- -------------------- --------------------- -------------------
High River             August 9, 2007      380,000                   11.7679
----------------- -------------------- --------------------- -------------------
High River          September 4, 2007      117,262 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River          September 5, 2007      441,870 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River          September 6, 2007      263,806 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River          September 7, 2007      216,400 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River         September 10, 2007      500,000 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River         September 11, 2007      255,876 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River         September 12, 2007      600,000 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River         September 13, 2007      380,000 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River         September 14, 2007      378,790 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River         September 19, 2007      400,000 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River         September 20, 2007      280,000 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River         September 28, 2007      320,000 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River            October 1, 2007      300,000 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
High River            October 2, 2007      300,000 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
                                 ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners         August 3, 2007      213,064                   12.3429
----------------- -------------------- --------------------- -------------------
Icahn Partners         August 6, 2007      331,358                   11.8142
----------------- -------------------- --------------------- -------------------
Icahn Partners         August 7, 2007      361,569                   11.5235
----------------- -------------------- --------------------- -------------------
Icahn Partners         August 8, 2007    1,079,948                   11.7798
----------------- -------------------- --------------------- -------------------
Icahn Partners         August 9, 2007      488,666                   11.7679
----------------- -------------------- --------------------- -------------------
Icahn Partners      September 4, 2007      469,050 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners      September 5, 2007      753,383 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners      September 6, 2007      361,160 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners      September 7, 2007      296,955 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners     September 10, 2007      686,123 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners     September 11, 2007      351,125 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners     September 12, 2007      823,348 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners     September 13, 2007      522,295 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners     September 14, 2007      519,832 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners     September 19, 2007      548,941 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners     September 20, 2007      384,259 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners     September 28, 2007      439,152 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners        October 1, 2007    1,151,666 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Partners        October 2, 2007      438,699 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
                                  ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master           August 3, 2007      290,588                   12.3429
----------------- -------------------- --------------------- -------------------
Icahn Master           August 6, 2007      481,000                   11.8142
----------------- -------------------- --------------------- -------------------
Icahn Master           August 7, 2007      524,855                   11.5235
----------------- -------------------- --------------------- -------------------
Icahn Master           August 8, 2007   1,567,860  (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master           August 9, 2007      709,270 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master        September 5, 2007      695,651 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master        September 6, 2007      476,658 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master        September 7, 2007      390,920 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master       September 10, 2007      903,237 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master       September 11, 2007      462,234 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master       September 12, 2007   1,083,882  (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master       September 13, 2007      684,215 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master       September 14, 2007      684,169 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master       September 19, 2007      722,476 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master       September 20, 2007      505,735 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master       September 28, 2007      577,982 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master          October 1, 2007       48,334 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master          October 2, 2007      531,643 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
                                 ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II        August 3, 2007      101,062                   12.3429
----------------- -------------------- --------------------- -------------------
Icahn Master II        August 6, 2007      158,518                   11.8142
----------------- -------------------- --------------------- -------------------
Icahn Master II        August 7, 2007      172,973                   11.5235
----------------- -------------------- --------------------- -------------------
Icahn Master II        August 8, 2007      516,677                   11.7798
----------------- -------------------- --------------------- -------------------
Icahn Master II        August 9, 2007      233,675                   11.7679
----------------- -------------------- --------------------- -------------------
Icahn Master II     September 5, 2007      231,095 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master II     September 6, 2007      157,937 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master II     September 7, 2007      128,941 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master II    September 10, 2007      297,923 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master II    September 11, 2007      152,462 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master II    September 12, 2007      357,508 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master II    September 13, 2007      227,843 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master II    September 14, 2007      225,767 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master II    September 19, 2007      238,409 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master II    September 20, 2007      166,886 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master II    September 28, 2007      190,727 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master II       October 2, 2007      165,373 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
                                ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III       August 3, 2007       35,286                   12.3429
----------------- -------------------- --------------------- -------------------
Icahn Master III       August 6, 2007       59,984                   11.8142
----------------- -------------------- --------------------- -------------------
Icahn Master III       August 7, 2007       65,453                   11.5235
----------------- -------------------- --------------------- -------------------
Icahn Master III       August 8, 2007      195,515                   11.7798
----------------- -------------------- --------------------- -------------------
Icahn Master III       August 9, 2007       88,389                   11.7679
----------------- -------------------- --------------------- -------------------
Icahn Master III    September 5, 2007       87,349 (1)                7.50 (2)
----------------- -------------------- -------------------- --------------------
Icahn Master III    September 6, 2007       59,468 (1)                7.50 (2)
----------------- -------------------- -------------------- --------------------
Icahn Master III    September 7, 2007       48,784 (1)                7.50 (2)
----------------- -------------------- -------------------- --------------------
Icahn Master III   September 10, 2007      112,717 (1)                7.50 (2)
----------------- -------------------- -------------------- --------------------
Icahn Master III   September 11, 2007       57,683 (1)                7.50 (2)
----------------- -------------------- -------------------- --------------------
Icahn Master III   September 12, 2007      135,262 (1)                7.50 (2)
----------------- -------------------- -------------------- --------------------
Icahn Master III   September 13, 2007       85,647 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master III   September 14, 2007       85,390 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master III   September 19, 2007       90,174 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master III   September 20, 2007       63,120 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master III   September 28, 2007       72,139 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------
Icahn Master III      October 2, 2007       62,285 (1)                7.50 (2)
----------------- -------------------- --------------------- -------------------

_______________________
(1) Shares underlying American-style call options purchased by the applicable Reporting Person, which expire on December 10, 2009.

(2) Per share exercise price of call options purchased by the Reporting Persons. Exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options. The premium for such call options was approximately 35% of the market price.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended and restated in its entirety as follows:

Call Options

     The Reporting Persons have purchased American-style call options referencing an aggregate of 26,047,147 Shares, which expire on December 10, 2009. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

Put Options

     The Reporting Persons have sold European-style put options referencing an aggregate of 26,047,147 Shares, which expire on December 10, 2009. The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

Total Return Swaps

     The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with counterparties, which agreements provide that the profit to the Reporting Persons shall be based upon the increase in value of the Shares and the loss to the Reporting Persons shall be based upon the decrease in the value of the Shares, during the period from inception of the applicable agreement to its termination. The agreements provide that they settle in cash. In addition to the Shares which they beneficially own as shown in Item 5 above, the Reporting Persons currently have long economic exposure to an aggregate of 6,757,939 Shares through such agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2007

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

BECKTON CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:   Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN




        [Signature Page of Schedule 13D Amend. No. 2 - BEA Systems, Inc.]